        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Mexican State Government Forms a Company to Seek the
Concession of an Airport in the Mayan Riviera Region

Mexico City, December 23, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, has recently learned through public documents that the Mexican state of Quintana Roo has formed a majority state-owned company to seek a concession from the Mexican federal government to build and operate a new international airport in the Mayan Riviera region of the state.

According to documents published in Quintana Roo's Periódico Oficial, while Aeropuerto Internacional de la Riviera Maya, S.A. de C.V., the majority state-owned company, must remain at least 51% state-owned, the Mexican federal government may hold up to a 49% minority stake in the equity ownership of the company through the decentralized government entity Aeropuertos y Servicios Auxiliares (ASA). ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on ASUR's passenger traffic or operating results if the project is successfully carried out.

Yesterday, ASUR met with representatives of the Secretaria de Comunicaciones y Transportes (SCT) to verify the role of the Federal Government in this development.

During the meeting the representatives indicated that:

-	The SCT was not aware of the publication,

-	The Federal Government believes that sometime in the future it may be necessary to construct a new airport on the Mayan Riviera, about 100 to 200 kilometers south of Cancun,

-	The Federal Government supports ASUR’s proposal of a light rail connecting the Mayan Riviera to Cancun city and Cancun airport, and is interested in further details about this idea. Aeropuerto de Cancún SA de CV has hired DE-Consult, a German company, to prepare a feasibility study for this project,

-	The Federal Government does not have the financial capacity to construct a new airport in the Mayan Riviera region, and

-	A concession must be granted in an international bidding process before a private party can operate an airport in the Mayan Riviera. Under the airport law, ASUR would have preferencial rights in such a process under certain circumstances.

On October 27, 2004, ASUR informed the market about the Governor of Quintana Roo’s public announcement of infrastructure projects in the region, including a new airport in the Mayan Riviera region.

If there were to be a tender, there can be no assurance that ASUR would participate; and in the case it were to participate, that it would win.

ASUR is currently waiting to receive the land, from the Federal Government, for the construction of its second runway at the Cancun airport. The Company believes that once the construction is completed, it will have sufficient capacity to absorb passenger traffic demand for the next 20 years.

ASUR’s management intends to vigorously defend the interests of its shareholders.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date:   December 23, 2004